SG

02060086

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Equity Capital Market
Global Investment Banking Division

SEC MAIL PROCESSING RECEIVED NOV 21 2002 WASH, D.C. 155 SECTION

Paris La Défense, le 14 novembre 2002
Objet: Société Générale (File n° 82-3501)
Ongoing Submission Pursuant to Rule 12g3-2(b)
(Third quarter 2002)

Equity Corporate Finance

SUPPL

Dear Sirs,

The enclosed documents are being submitted to the Securities and Exchange Commission by Société Générale, file number 82-3501, pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934.

If you have any questions regarding this submission, please contact Mrs Denise Hill in Paris at 33 (0) 1 42 13 78 29.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours faithfully,

Denise Hill
Equity Capital Markets

dlw 12/2

ociété Générale
our Société Générale
QTY/OFA
7, cours Valmy
2987 Paris - La Défense Cédex
rance
el +33.1.42.13.78.29
ax +33.1.42.13.68.41

ociété Anonyme au capital
e 2 865 767 400 F
CS Paris B 552 120 222

GROUP

PRESS RELEASE **Paris, November 14th 2002**

THIRD QUARTER 2002 RESULTS

- **Strong performances by core businesses: gross operating income up 4% on Q3 01**
  Net banking income: -3% (Q3 02 vs. Q3 01)
  Operating expenses: -5% (Q3 02 vs. Q3 01)
- **Limited increase in risk provisioning in relation to previous quarters**
- **Provisioning on the industrial equity portfolio (EUR 355 million) brings net income down to EUR 146 million (-63% vs. Q3 01)**

At the meeting of the Board of Directors of Société Génerale on November 13th 2002, chaired by Daniel Bouton, the Board closed the Group's consolidated accounts for the third quarter of 2002. Commenting on these results, Daniel Bouton said:

"The Group's domestic and international Retail Banking activities produced strong performances over the quarter, while the results of the Asset Management & Private Banking and Corporate Banking businesses held up well.

The economic environment in the third quarter was difficult and was notably marked by exceptionally bearish and volatile stock markets. As a result, a sharp drop was seen in the contribution made by the Equity & Advisory activities and net income for the period was affected by the high level of provisioning booked on the industrial equity portfolio.

Against this backdrop, the Société Générale Group, which is one of the strongest European banks in terms of its capital base and its rating, continued to develop its businesses profitably."

Press contacts
Jérôme FOURRÉ - Tel. + 33 1 42 14 25 00 – Stéphanie CARSON-PARKER- Tel. + 33 1 42 14 95 77
Tour Société Générale -17, Cours Valmy, 92972 Paris La Défense Cedex
SOCIÉTÉ GÉNÉRALE, Société anonyme au capital de EUR 537, 239, 025 - 552 120 222 RCS PARIS

1. GROUP CONSOLIDATED RESULTS: sound performance by core businesses

In EUR million	Q3 02	*Change vs. Q3 01*		*Change vs. Q2 02*
		Effective	*Adjusted*[1]	*Effective*
Net banking income	3,291	-3%	-8%	-14%
Operating expenses	(2,413)	-5%	-8%	-10%
Gross operating income	878	+4%	-8%	-23%
Operating income	553	-6%	-23%	-35%
Net income from long-term investments	*(237)*	*NM*		*NM*
Exceptional items	*(4)*	*NM*		*NM*
Net income	146	-63%		-61%

	Q3 02	Q3 01	Q2 02
Annualised ROE after tax	3.8%	10.9%	9.8%

The fall in **net banking income** was limited to 3% in relation to the third quarter of 2001 (-8% when adjusted for changes in Group structure and at constant exchange rates). This was achieved on the back of robust performances by the group's Retail Banking, Asset Management & Private Banking and Corporate Banking businesses, which almost entirely offset the 44% drop registered in the Equity & Advisory activities.

Operating expenses fell by 8% on a like-for-like basis and at constant exchange rates as the Group reaped the full reward of initiatives taken to rightsize its Corporate and Investment Banking platform, which began in mid-2001 and which will be continued over the months to come in the Cash Equity & Advisory businesses. It also reflected the continued implementation of the major productivity enhancement programmes launched in 2000 and the rigorous management of investments. The Group's cost/income ratio for the first nine months of the year came out at 71.7%, compared with 73% over the same period in 2001.

Gross operating income amounted to EUR 878 million, up 4% (-8% when adjusted for changes in Group structure and at constant exchange rates).

The **net allocation to provisions** was stable across the Group's domestic and international Retail Banking activities, while rising on the Corporate Banking side in the United States. The overall cost of risk stood at 69 basis points, compared with 66 basis points in the previous quarter.

Operating income was down by 6% on the third quarter of 2001 at EUR 553 million (-23% when adjusted for changes in Group structure and at constant exchange rates). The business line ROE remained high at 16.8% (19.5% in the third quarter of 2001).

The downward movement in French share prices was accentuated in the third quarter: the quarterly average for the CAC 40 shed 23% between the second and third quarters of 2002, compared with 4% between the first and second quarters. Under the Group's conservative provisioning policy, this decline resulted in a **provision for unrealised capital losses on the industrial equity portfolio**

[1] When adjusted for changes in Group structure and at constant exchange rates.

being booked in the amount of EUR 355 million, after allocating the exceptional prudential provision of EUR 150 million recorded in the second quarter. After recognising previously locked-in capital gains realised on the portfolio during the third quarter, **net income from long-term investments** amounted to a net loss of EUR 237 million (EUR -4 million in the third quarter of 2001).

The industrial equity portfolio showed a net unrealised capital loss of EUR 142 million at end-September and a net unrealised capital gain of EUR 179 million at end-October.

After the **amortisation of goodwill, corporate income tax and minority interests, attributable net income** totalled EUR 146 million for the quarter, down by 63% on the third quarter of 2001.

2. CAPITAL BASE: Tier-one ratio of 8.1%

Group shareholders' equity stood at EUR 15.7 billion at September 30th 2002, representing a book value per share of EUR 38 (+3% year-on-year). **The Tier-1 ratio** remained high at 8.1% at this date, comparable to the level at September 30th 2001 (8.2%).

The Group's **rating** was stable (Moody's: Aa3, Standard & Poor's: AA-, Fitch: AA).

3. RETAIL BANKING: growth and profitability in domestic and international networks

In EUR million	Q3 02	*Change vs. Q3 01*		*Change vs. Q2 02*
		Effective	*Adjusted*	*Effective*
Net banking income	2,147	*+15%*	*+5%*	*+1%*
Operating expenses	(1,439)	*+12%*	*+4%*	*-2%*
Gross operating income	708	*+21%*	*+7%*	*+9%*
Net income	343	*+21%*		*+18%*

	Q3 02	Q3 01	Q2 02
Annualised ROE after tax	20.0%	17.6%	16.9%

Retail Banking continued to turn in excellent performances, reflecting the growth potential of the various franchises: the French Networks, Retail Banking outside France and Specialised Financial Services. Over the third quarter of 2002, the Retail Banking business generated over 80% of the business lines' operating income with a cost/income ratio of 67%, down by 1.7 points year-on-year. The business's ROE was up sharply at 20% in the third quarter, compared with 17.6% for the same period in 2001.

French Networks

The ROE of the French networks stood at 19.7% in the third quarter of 2002, up slightly on the third quarter of 2001 (19.3%). This remarkable performance reflected revenue growth of 3% year-on-year, driven by the continual enhancement of the product offer and the sustained development of the customer base. Steady growth was seen in the indicators for new loans, banking services and deposits.

The 3% rise in operating expenses notably reflected investments linked to the development of the integrated multi-channel banking platform, which has seen its deployment stepped up. The cost/income ratio was stable at 70.6% between the third quarter of 2001 and the third quarter of 2002.

Retail Banking outside France

The ROE of Retail Banking outside France held steady at 30% in the third quarter, in line with the previous two quarters, thus confirming the profitable growth potential of these activities.

Over the quarter, the business line generated over 12% of the Group's net banking income.

The integration of the newly acquired entities is proceeding in accordance with the plans and timetables announced at the time of the acquisitions. The cost/income ratio showed a slight improvement at 59.2% over the quarter, compared with 60.3% in the third quarter of 2001.

The business line's consolidation scope will be extended in the fourth quarter, following the acquisition in November 2002 of a 52% stake in Union Internationale de Banques, the sixth largest bank in Tunisia.

Specialised Financial Services

The ROE generated by Specialised Financial Services came out at 17.5% for the third quarter, compared with 11.2% in the third quarter of 2001.

Net banking income from the Specialised Financing activities was up by 19% when adjusted for changes in Group structure and at constant exchange rates between the third quarter of 2001 and the third quarter of 2002, on the back of an improvement in margins and the recovery of certain subsidiaries.

Asset gathering in the Life Insurance business remained on a par with the level seen in the third quarter of 2001. Over the first nine months of the year, the Société Générale Group held a 13.2% share of the French bancassurance market, up by 0.8 point on the same period in 2001.

4. ASSET MANAGEMENT AND PRIVATE BANKING: robust performance

In EUR million	Q3 02	*Change vs. Q3 01*		*Change vs. Q2 02*
		Effective	*Adjusted*	*Effective*
Net banking income	294	*0%*	*+1%*	*-11%*
Operating expenses	(214)	*+2%*	*+2%*	*-9%*
Gross operating income	80	*-5%*	*-2%*	*-17%*
Net income	47	*-13%*		*-23%*

		Q3 02	Q3 01	Q2 02
New money over period	*(in EUR bn)*	-1.8	+4.9	+7.4
AuM at end of period	*(in EUR bn)*	271.5	270.6	289.0

The diversified client and product mix of the Group's Asset Management and Private Banking arm enabled it to weather a difficult market environment. As at September 30th 2002, assets under management totalled EUR 271 billion, unchanged on September 30th 2001, with the remarkable performance in terms of asset gathering over twelve months (EUR 22.8 billion) offsetting the negative price effect and the dollar's depreciation.

Asset Management

The business line limited the net outflow of assets to EUR 2.8 billion in an environment marked by bearish equity markets, a wait-and-see attitude on the part of clients and the unfavourable seasonality traditionally seen in the third quarter. With total inflows of EUR 4.4 billion over nine months, cross-selling between the business line's various asset management and distribution platforms has already exceeded the target set for the full year.

The increase in assets invested in alternative management products, which represented 12% of total assets under management compared with 10% at end-September 2001, helped attenuate the impact of the decline in assets invested in equities. Over the quarter, the gross margin on assets under management remained at a level comparable to that seen in the third quarter of 2001 (36 bp).

Against this backdrop, the business line stepped up its productivity enhancement initiatives and adopted a rigorous investment management policy. Operating expenses over the quarter were down by 3% on the third quarter of 2001.

Net income booked by Asset Management totalled EUR 43 million in the third quarter, comparable to the third quarter of 2001.

Private Banking

Private Banking turned in solid performances on the sales side, with an inflow of EUR 1 billion over the quarter, underscoring the successful development of the business line's Asian platform. Despite this growth, the rise in operating expenses remained limited (+2% in relation to the third quarter of 2001 when adjusted for changes in Group structure and at constant exchange rates).

The decline in brokerage fees on particularly bearish equity markets weighed on net banking income, which was down by 4% on the third quarter of 2001 when adjusted for changes in Group structure and at constant exchange rates.

After provisioning for risks on Lombard loans, the business line's net income stood at EUR 4 million for the period, compared with EUR 12 million in the third quarter of 2001.

CORPORATE AND INVESTMENT BANKING: sharp reduction in cost base

In EUR million	Q3 02	*Change vs. Q3 01 Effective*	*Change vs. Q2 02 Effective*
Net banking income	957	*-25%*	*-28%*
Operating expenses	(727)	*-22%*	*-19%*
Gross operating income	230	*-34%*	*-47%*
Net allocation to provisions	(186)	*+48%*	*+13%*
Net income	72	*-64%*	*-61%*

	Q3 02	Q3 01	Q2 02
Annualised ROE after tax	7.7%	18.8%	20.1%

In a bearish and extremely volatile market environment, the contraction in revenues from the Group's Equity & Advisory and Derivatives activities produced a 25% fall in net banking income generated by the Corporate and Investment Banking arm in relation to the third quarter of 2001 and a 28% drop in relation to the second quarter of 2002. Revenues from Corporate Banking & Fixed Income held up well.

Operating expenses were down sharply by 22% on the third quarter of 2001. The Group is continuing to rightsize its Cash Equity & Advisory platform in the fourth quarter, by concentrating its European equity research and sales activities in Paris and London.

The cost of risk in the Corporate Banking business was up slightly. This reflected the deterioration in the US economic environment, which led the Group to raise its general reserve by USD 50 million to USD 352 million over the quarter.

Equity & Advisory

Net banking income from the Equity & Advisory activities was down by 44% on the third quarter of 2001 and by 57% in relation to the second quarter of 2002.

The Cash Equity & Advisory businesses were directly affected by the collapse in volumes on the primary and secondary markets, as well as by price levels that reduced the activities' fee bases.

The Equity Derivatives activities made a limited contribution to revenues over the quarter. First, the reduction of the Group's market risk exposure and the concomitant decline in arbitrage opportunities, against a backdrop of extreme volatility, produced a drop in trading revenues. Secondly, the fall in share prices and the lack of visibility prevailing on the equity markets led a large number of third-party distribution networks that are clients of the business line to defer their structured product placement campaigns.

Equity & Advisory booked a net loss of EUR 30 million over the quarter, compared with a loss of EUR 21 million in the third quarter of 2001 and a net profit of EUR 63 million in the second quarter of 2002.

Corporate Banking & Fixed Income

Net banking income generated by these activities was down by 17% on the third quarter of 2001, when the business line booked record revenues.

The performances of the fixed-income activities remained satisfactory on both the treasury and sales sides, with Société Générale ranking ninth on corporate euro bond issues since the start of the year. In contrast, the structured finance activities registered more mixed results, as companies reined in their investment programmes.

Operating expenses in the Group's Corporate Banking & Fixed Income business line were down by 11% in relation to the third quarter of 2001, reflecting the positive impact of the cost-cutting measures launched in 2001.

The ROE of the Group's Corporate Banking & Fixed Income activities stood at 12.5% for the quarter, compared with 15.3% in the second quarter of 2002 (24.9% in the third quarter of 2001).

6. CORPORATE CENTRE: high level of provisioning on the industrial equity portfolio

The Corporate Centre registered a net loss of EUR 316 million in the third quarter, compared with a net loss of EUR 145 million in the third quarter of 2001. Provisions booked on the Group's industrial equity portfolio increased by EUR 355 million over the quarter after allocating the prudential provision of EUR 150 million.

The Group's effective tax rate stood at 28.2% over the quarter, in line with the rate forecast for the full year.

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Third Quarter		Change		
	2002	2001	Q3/Q2	Q3/Q3	
Net banking income	3,291	3,394	-14%	-3%	-8% (*)
Operating expenses	(2,413)	(2,546)	-10%	-5%	-8% (*)
Gross operating income	**878**	**848**	**-23%**	**+4%**	**-8% (*)**
Net allocation to provisions	(325)	(257)	+13%	+26%	+29% (*)
Operating income	**553**	**591**	**-35%**	**-6%**	**-23% (*)**
Net income from long-term investments	(237)	(4)	+81%	NM	
Net income from companies accounted for by the equity method	23	(11)	NM	NM	
Exceptional items	(4)	0	+100%	NM	
Amortisation of goodwill	(45)	(26)	-27%	+73%	
Income tax	(88)	(119)	-56%	-26%	
Net income before minority interests	**202**	**431**	**-56%**	**-53%**	
Minority interests	(56)	(37)	-30%	+51%	
Net income	**146**	**394**	**-61%**	**-63%**	
Annualised Group ROE after tax (%)	3.8%	10.9%			
Tier-one ratio at end of period	8.1%	8.2%			

(*) when adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Third Quarter		Change	
	2002	2001	Q3/Q2	Q3/Q3
Retail Banking	**343**	**284**	**+18%**	**+21%**
o.w. French Networks	210	203	+5%	+3%
o.w. Specialised Financial Services	87	49	NM	+78%
o.w. Retail Banking outside France	46	32	-2%	+44%
Asset Management & Private Banking	**47**	**54**	**-23%**	**-13%**
o.w. Asset Management	43	42	-16%	+2%
o.w. Private Banking	4	12	-60%	-67%
Corporate & Investment Banking	**72**	**201**	**-61%**	**-64%**
o.w. Equity & Advisory	(30)	(21)	NM	+43%
o.w. Corporate Banking & Fixed Income	102	222	-16%	-54%
CORE BUSINESSES	**462**	**539**	**-14%**	**-14%**
Corporate Centre	**(316)**	**(145)**	**+98%**	**NM**
GROUP	**146**	**394**	**-61%**	**-63%**

QUARTERLY RESULTS BY CORE BUSINESS

	2000	2001				2002		
(in millions of euros)	*Q3*	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*
Retail Banking								
Net banking income	1,683	1,784	1,912	1,874	2,240	2,176	2,120	2,147
Operating expenses	(1,162)	(1,232)	(1,326)	(1,288)	(1,476)	(1,483)	(1,471)	(1,439)
Gross operating income	*521*	*552*	*586*	*586*	*764*	*693*	*649*	*708*
Net allocation to provisions	(94)	(83)	(90)	(111)	(227)	(165)	(151)	(150)
Operating income	*427*	*469*	*496*	*475*	*537*	*528*	*498*	*558*
Net income from long-term investments	7	1	3	13	(4)	1	(7)	29
Net income from companies accounted for by the equity method	6	(20)	2	(1)	3	3	7	4
Income tax	(159)	(168)	(174)	(175)	(187)	(180)	(168)	(196)
Net income before minority interests	*281*	*282*	*327*	*312*	*349*	*352*	*330*	*395*
Minority interests	(29)	(29)	(27)	(28)	(47)	(42)	(40)	(52)
Net income	*252*	*253*	*300*	*284*	*302*	*310*	*290*	*343*
o.w. French Networks								
Net banking income	1,204	1,274	1,281	1,296	1,352	1,321	1,358	1,335
Operating expenses	(859)	(918)	(921)	(915)	(924)	(947)	(961)	(943)
Gross operating income	*345*	*356*	*360*	*381*	*428*	*374*	*397*	*392*
Net allocation to provisions	(39)	(44)	(54)	(61)	(85)	(64)	(73)	(72)
Operating income	*306*	*312*	*306*	*320*	*343*	*310*	*324*	*320*
Net income from long-term investments	7	0	3	13	0	0	0	7
Net income from companies accounted for by the equity method	4	0	1	0	0	0	1	1
Income tax	(116)	(113)	(110)	(121)	(122)	(107)	(115)	(109)
Net income before minority interests	*201*	*199*	*200*	*212*	*221*	*203*	*210*	*219*
Minority interests	(10)	(12)	(9)	(9)	(9)	(12)	(10)	(9)
Net income	*191*	*187*	*191*	*203*	*212*	*191*	*200*	*210*
Asset Management & Private Banking								
Net banking income	227	226	236	294	341	332	330	294
Operating expenses	(121)	(129)	(137)	(210)	(211)	(229)	(234)	(214)
Gross operating income	*106*	*97*	*99*	*84*	*130*	*103*	*96*	*80*
Net allocation to provisions	0	0	0	0	(1)	0	0	(5)
Operating income	*106*	*97*	*99*	*84*	*129*	*103*	*96*	*75*
Net income from long-term investments	0	0	0	2	(7)	(1)	0	(1)
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0
Income tax	(37)	(34)	(33)	(29)	(41)	(33)	(30)	(25)
Net income before minority interests	*69*	*63*	*66*	*57*	*81*	*69*	*66*	*49*
Minority interests	0	(1)	(1)	(3)	(7)	(6)	(5)	(2)
Net income	*69*	*62*	*65*	*54*	*74*	*63*	*61*	*47*
Corporate & Investment Banking								
Net banking income	1,463	1,447	1,212	1,284	1,094	1,243	1,335	957
Operating expenses	(1,034)	(991)	(938)	(936)	(856)	(870)	(903)	(727)
Gross operating income	*429*	*456*	*274*	*348*	*238*	*373*	*432*	*230*
Net allocation to provisions	(72)	(96)	(93)	(126)	(228)	(155)	(165)	(186)
Operating income	*357*	*360*	*181*	*222*	*10*	*218*	*267*	*44*
Net income from long-term investments	15	3	1	(7)	14	(1)	(25)	2
Net income from companies accounted for by the equity method	(9)	0	6	0	6	0	6	0
Income tax	(120)	(110)	(46)	(12)	37	(47)	(57)	32
Net income before minority interests	*243*	*253*	*142*	*203*	*67*	*170*	*191*	*78*
Minority interests	(3)	(1)	(7)	(2)	(1)	(3)	(6)	(6)
Net income	*240*	*252*	*135*	*201*	*66*	*167*	*185*	*72*

QUARTERLY RESULTS BY CORE BUSINESS (continued)

(in millions of euros)	2000 Q3	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1	2002 Q2	2002 Q3
o.w. Equity & Advisory								
Net banking income	850	747	494	400	313	491	524	226
Operating expenses	(573)	(531)	(464)	(442)	(400)	(411)	(422)	(288)
Gross operating income	*277*	*216*	*30*	*(42)*	*(87)*	*80*	*102*	*(62)*
Net allocation to provisions	0	0	0	(3)	(2)	0	0	(5)
Operating income	*277*	*216*	*30*	*(45)*	*(89)*	*80*	*102*	*(67)*
Net income from long-term investments	0	0	0	0	(2)	0	(12)	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0
Income tax	(99)	(76)	0	24	37	(24)	(27)	37
Net income before minority interests	*178*	*140*	*30*	*(21)*	*(54)*	*56*	*63*	*(30)*
Minority interests	2	2	(2)	0	0	0	0	0
Net income	*180*	*142*	*28*	*(21)*	*(54)*	*56*	*63*	*(30)*
o.w. Corporate Banking & Fixed Income								
Net banking income	613	700	718	884	781	752	811	731
Operating expenses	(461)	(460)	(474)	(494)	(456)	(459)	(481)	(439)
Gross operating income	*152*	*240*	*244*	*390*	*325*	*293*	*330*	*292*
Net allocation to provisions	(72)	(96)	(93)	(123)	(226)	(155)	(165)	(181)
Operating income	*80*	*144*	*151*	*267*	*99*	*138*	*165*	*111*
Net income from long-term investments	15	3	1	(7)	16	(1)	(13)	2
Net income from companies accounted for by the equity method	(9)	0	6	0	6	0	6	0
Income tax	(21)	(34)	(46)	(36)	0	(23)	(30)	(5)
Net income before minority interests	*65*	*113*	*112*	*224*	*121*	*114*	*128*	*108*
Minority interests	(5)	(3)	(5)	(2)	(1)	(3)	(6)	(6)
Net income	*60*	*110*	*107*	*222*	*120*	*111*	*122*	*102*
Corporate Centre								
Net banking income	(85)	(24)	4	(58)	8	(76)	37	(107)
Operating expenses	(68)	(47)	(91)	(112)	(124)	(55)	(81)	(33)
Gross operating income	*(153)*	*(71)*	*(87)*	*(170)*	*(116)*	*(131)*	*(44)*	*(140)*
Net allocation to provisions	(54)	(2)	2	(20)	8	34	29	16
Operating income	*(207)*	*(73)*	*(85)*	*(190)*	*(108)*	*(97)*	*(15)*	*(124)*
Net income from long-term investments	141	135	235	(12)	97	68	(99)	(267)
Net income from companies accounted for by the equity method	3	6	8	(10)	(18)	(4)	(10)	19
Exceptional items	(42)	0	(6)	0	(11)	(2)	(2)	(4)
Amortisation of goodwill	(10)	(4)	(11)	(26)	(35)	(39)	(62)	(45)
Income tax	56	56	10	97	70	54	57	101
Net income before minority interests	*(59)*	*120*	*151*	*(141)*	*(5)*	*(20)*	*(131)*	*(320)*
Minority interests	(8)	(10)	(10)	(4)	5	(9)	(29)	4
Net income	*(67)*	*110*	*141*	*(145)*	*0*	*(29)*	*(160)*	*(316)*
GROUP								
Net banking income	3,288	3,433	3,364	3,394	3,683	3,675	3,822	3,291
Operating expenses	(2,385)	(2,399)	(2,492)	(2,546)	(2,667)	(2,637)	(2,689)	(2,413)
Gross operating income	*903*	*1,034*	*872*	*848*	*1,016*	*1,038*	*1,133*	*878*
Net allocation to provisions	(220)	(181)	(181)	(257)	(448)	(286)	(287)	(325)
Operating income	*683*	*853*	*691*	*591*	*568*	*752*	*846*	*553*
Net income from long-term investments	163	139	239	(4)	100	67	(131)	(237)
Net income from companies accounted for by the equity method	0	(14)	16	(11)	(9)	(1)	3	23
Exceptional items	(42)	0	(6)	0	(11)	(2)	(2)	(4)
Amortisation of goodwill	(10)	(4)	(11)	(26)	(35)	(39)	(62)	(45)
Income tax	(260)	(256)	(243)	(119)	(121)	(206)	(198)	(88)
Net income before minority interests	*534*	*718*	*686*	*431*	*492*	*571*	*456*	*202*
Minority interests	(40)	(41)	(45)	(37)	(50)	(60)	(80)	(56)
Net income	*494*	*677*	*641*	*394*	*442*	*511*	*376*	*146*

QUARTERLY NET INCOME BY CORE BUSINESS

(in millions of euros)	2000	2001				2002		
	3rd Quarter	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*
Retail Banking	**252**	**253**	**300**	**284**	**302**	**310**	**290**	**343**
French Networks	191	187	191	203	212	191	200	210
Specialised Financial Services	48	41	84	49	87	69	43	87
Retail Banking outside France	13	25	25	32	3	50	47	46
Asset Management & Private Banking	**69**	**62**	**65**	**54**	**74**	**63**	**61**	**47**
Asset Management	55	48	53	42	57	51	51	43
Private Banking	14	14	12	12	17	12	10	4
Corporate & Investment Banking	**240**	**252**	**135**	**201**	**66**	**167**	**185**	**72**
Equity & Advisory	180	142	28	(21)	(54)	56	63	(30)
Corporate Banking & Fixed Income	60	110	107	222	120	111	122	102
CORE BUSINESSES	**561**	**567**	**500**	**539**	**442**	**540**	**536**	**462**
Corporate Centre	**(67)**	**110**	**141**	**(145)**	**0**	**(29)**	**(160)**	**(316)**
GROUP	**494**	**677**	**641**	**394**	**442**	**511**	**376**	**146**

QUARTERLY ROE BY CORE BUSINESS

	2000	2001				2002		
	3rd Quarter	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*
Retail Banking	**17.9%**	**17.9%**	**18.9%**	**17.6%**	**18.2%**	**18.1%**	**16.9%**	**20.0%**
French Networks	18.7%	18.4%	18.2%	18.7%	20.0%	17.8%	18.7%	19.7%
Specialised Financial Services	16.9%	14.1%	19.9%	11.2%	19.7%	14.3%	8.8%	17.5%
Retail Banking outside France	12.1%	25.3%	21.2%	26.3%	1.9%	31.1%	30.0%	29.6%
Asset Management & Private Banking	**99.6%**	**88.9%**	**96.2%**	**69.6%**	**89.7%**	**75.4%**	**65.4%**	**51.1%**
Asset Management	140.3%	129.7%	154.7%	95.1%	116.5%	104.6%	87.2%	75.8%
Private Banking	46.8%	42.7%	36.0%	35.9%	50.7%	34.5%	28.8%	11.3%
Corporate & Investment Banking	**22.1%**	**24.9%**	**12.3%**	**18.8%**	**6.9%**	**18.0%**	**20.1%**	**7.7%**
Equity & Advisory	102.0%	91.2%	15.8%	-11.7%	-35.8%	45.5%	52.2%	-25.8%
Corporate Banking & Fixed Income	6.6%	12.8%	11.6%	24.9%	14.8%	13.8%	15.3%	12.5%
CORE BUSINESSES	**21.8%**	**22.8%**	**18.2%**	**19.5%**	**16.4%**	**19.8%**	**19.7%**	**16.8%**
GROUP	**15.8%**	**19.5%**	**18.4%**	**10.9%**	**12.0%**	**13.6%**	**9.8%**	**3.8%**